PRELIMINARY SOLICITATION STATEMENT DATED MAY 7, 2026—SUBJECT TO COMPLETION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A

(Rule 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT

SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934

(Amendment No. 1)

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Filed by a Party other than the Registrant ☒

Check the appropriate box:

☒	Preliminary Proxy Statement

☐	Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))

☐	Definitive Proxy Statement

☐	Definitive Additional Materials

☐	Soliciting Material Under § 240.14a-12

FERMI INC.
(Name of Registrant as Specified In Its Charter)

VICKSBURG INVESTMENTS MANAGEMENT LLC
TOBY R. NEUGEBAUER

MELISSA A. NEUGEBAUER 2020 TRUST

DAVID A. DAGLIO

CHARLES M. ELSON

SHEILA HOODA

JOHN T. JIMENEZ

JUAN A. PUJADAS

JANET YANG

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check all boxes that apply):

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☐	Fee paid previously with preliminary materials

☐	Fee computed on table in exhibit required by Item 25(b) per Exchange Act Rules 14a-6(i)(1) and 0-11

SOLICITATION STATEMENT TO CALL A SPECIAL MEETING OF SHAREHOLDERS

OF

FERMI INC.

BY

TOBY R. NEUGEBAUER
VICKSBURG INVESTMENTS MANAGEMENT LLC
MELISSA A. NEUGEBAUER 2020 TRUST

This Solicitation Statement and the enclosed GREEN agent designation card are being furnished by Toby R. Neugebauer, the Co-Founder and former Chief Executive Officer of Fermi Inc., a Texas corporation (“Fermi” or the “Company”), and two of his affiliated entities, Vicksburg Investments Management LLC (“Vicksburg”) and Melissa A. Neugebauer 2020 Trust (“MN Trust” and, together with Mr. Neugebauer and Vicksburg, the “Fermi Founder Parties”), and the other named participants to this solicitation (together with the Fermi Founder Parties, the “Participants” or “we”), in connection with their solicitation from holders of the Company’s common stock, par value $0.001 per share (“Common Stock”), of the appointments of persons to be designated as the shareholders’ agent for the purpose of calling a special meeting of shareholders of the Company (the “Shareholder-Called Special Meeting”).

The Fermi Founder Parties seek to call the Shareholder-Called Special Meeting for the following purposes (the “Proposals”):

●	To repeal any provision of the Company’s Bylaws (the “Bylaws”) in effect at the time this proposal becomes effective, including any amendments thereto, which were not included in the Bylaws that were in effect and were filed with the Securities and Exchange Commission (the “SEC”) on October 3, 2025 and were adopted unilaterally by the Board without shareholder approval (the “Bylaws Restoration Proposal”).

●	To amend and restate Section 3.2 of the Bylaws to permit the Company’s shareholders to determine the number of directors on the Company’s Board of Directors (the “Board”) in the form set forth in Schedule I hereto (the “Board Size Amendment Proposal”).

●	To amend and restate Section 2.16(f) of the Bylaws to clarify and affirm that shareholders may nominate directors at special meetings of shareholders of the Company called for that purpose, including this Shareholder-Called Special Meeting, in the form set forth in Schedule II hereto (the “Fair Elections Proposal”).

●	Contingent upon the adoption of the Board Size Amendment Proposal, to fix the number of directors on the Board at seven directors more than the number of directors constituting the Company’s Board at the time this proposal becomes effective (the “Board Increase Proposal”).

●	Contingent upon the adoption of the Board Size Amendment Proposal and the Board Increase Proposal, to elect the following seven director nominees to serve as directors of the Company: David A. Daglio, Charles M. Elson, Sheila Hooda, John T. Jimenez, Toby R. Neugebauer, Juan A. Pujadas and Janet Yang (collectively, the “Nominees” and Messrs. Daglio, Elson, Jimenez and Pujadas and Mses. Hooda and Yang, the “Independent Nominees”) (the “Elections Proposal”).

The Fermi Founder Parties are seeking to call the Shareholder-Called Special Meeting to elect seven director candidates to the Board because they believe that immediate actions, including making significant changes to the Board and offering shareholders a referendum on a value-maximizing sale to a third party or strategic partnership of the Company, are necessary to maximize value for all shareholders.

On April 17, 2026, Mr. Neugebauer, in his then-current capacity as President and Chief Executive Officer of the Company, called a special meeting of shareholders to be held on May 29, 2026 (the “May 29 Meeting”) in order to consider four proposals that are substantially identical to the Bylaws Restoration Proposal, the Board Size Amendment Proposal, the Board Increase Proposal and the Elections Proposal, other than the number of Board seats that would be added and the number of directors that would be elected (each five, rather than seven). The Fermi Founder Parties believe that holding the May 29 Meeting and electing Mr. Neugebauer’s five highly-qualified director candidates are essential for securing the future of Fermi, and any delay in voting on his proposals beyond May 29, 2026 would result in substantial and irreparable harm to the value of Fermi.

Yet, the Company has now taken the extraordinary step of purporting to cancel the May 29 Meeting (the “Purported Meeting Cancellation”). The Purported Meeting Cancellation was first disclosed on May 4, 2026 as having been “canceled by the office of the CEO.” The Company has never communicated to Mr. Neugebauer when the May 29 Meeting was purportedly cancelled or by what authority the meeting was purportedly cancelled, or provided any documents supporting the Company’s assertion that the meeting was purportedly cancelled. The Company’s claim that its interim “Office of CEO” can unilaterally—without Mr. Neugebauer’s authorization as the calling person—cancel a validly called meeting is not supported by law and would, if allowed to stand, strip shareholders of their first opportunity to vote on the composition of the Board and the strategic direction of Fermi.

Mr. Neugebauer intends to challenge the Purported Meeting Cancellation and fight to protect shareholders’ rights to vote on the director candidates and other proposals properly submitted at the May 29 Meeting. As of the date of this Solicitation Statement, the Fermi Founder Parties, and the other participants to such solicitation, have filed proxy materials with the SEC relating to the May 29 Meeting. This Solicitation Statement does not relate to the May 29 Meeting; the Fermi Founder Parties and the other Participants are not seeking your proxy for approval of any matters at the May 29 Meeting, and returning the GREEN agent designation card accompanying this Solicitation Statement will have no effect on the May 29 Meeting.

The Fermi Founder Parties and the other Participants are seeking to call the Shareholder-Called Special Meeting as soon as possible to ensure that shareholders have a near-term opportunity to determine the future of Fermi even if the Purported Meeting Cancellation is permitted to stand. There can be no assurance that the May 29 Meeting will be held or that Mr. Neugebauer’s proposals will be approved at the May 29 Meeting. If you want to have the opportunity to vote on the Proposals, the Fermi Founder Parties encourage you to complete and return the accompanying GREEN agent designation card as soon as possible.

Pursuant to the Company’s Certificate of Formation (the “Certificate of Formation”), a special meeting of shareholders may be called by holders of not less than 50% of the Company’s then outstanding shares of capital stock entitled to vote at such special meeting. The Fermi Founder Parties and the other Participants are not currently seeking your proxy, consent, authorization or agent designation for approval of any of the Proposals or any other action at the Shareholder-Called Special Meeting. In the event the Shareholder-Called Special Meeting is called, the Fermi Founder Parties intend to disseminate proxy materials relating to the Proposals to be voted on at the Shareholder-Called Special Meeting to all holders of capital stock entitled to notice of and to vote at the Shareholder-Called Special Meeting.

This solicitation of agent designations is being made by the Fermi Founder Parties and the other Participants, and not by or on behalf of the Company. The Participants are asking each shareholder of the Company to appoint each of the designated agents as such shareholder’s agent for the purpose of calling a special meeting by completing the accompanying GREEN agent designation card.

This Solicitation Statement is first being sent to shareholders, along with the enclosed GREEN agent designation card, on or about [●], 2026.

Saratoga Proxy Consulting LLC is assisting the Fermi Founder Parties and the other Participants with their effort to solicit agent designations. If you have any questions or require assistance in executing your GREEN agent designation card, please contact:

520 8th Avenue, 14th Floor

New York, NY 10018

(212) 257-1311

Shareholders call toll-free at (888) 368-0379

Email: info@saratogaproxy.com

QUESTIONS AND ANSWERS ABOUT THIS SOLICITATION OF AGENT DESIGNATIONS

The following are some of the questions you, as a shareholder, may have about the solicitation of agent designations and answers to those questions. The following is not a substitute for the information contained in the rest of this Solicitation Statement, and the information contained below is qualified in its entirety by the more detailed descriptions and explanations contained elsewhere in this Solicitation Statement. We urge you to read this Solicitation Statement carefully and in its entirety before making any decision on whether to appoint any agent hereunder.

Who is making this solicitation?

The solicitation is being made by Toby R. Neugebauer, his affiliates Vicksburg and MN Trust, and the Fermi Founder Parties’ Nominees. Mr. Neugebauer is the Co-Founder and former Chief Executive Officer of the Company, who led the development of the Company from incorporation in January 2025 through the development of the physical, financial, and regulatory foundation of Project Matador. Today, Mr. Neugebauer is the Company’s largest shareholder, with beneficial ownership of [●]% of the outstanding shares of Common Stock. In addition, Mr. Neugebauer believes that his immediate family members beneficially own an additional [●]% of the outstanding shares of Common Stock.

Why are the Fermi Founder Parties making this solicitation?

The Fermi Founder Parties are asking the shareholders of the Company to execute a GREEN agent designation card accompanying this Solicitation Statement to authorize them to call the Shareholder-Called Special Meeting. Mr. Neugebauer called the May 29 Meeting, and is seeking to call the Shareholder-Called Special Meeting, because he believes that the Board should immediately launch a credible and rigorous strategic review to evaluate a change of control transaction that could deliver full value to all shareholders and de-risk Project Matador, the Company’s scarce and strategically valuable platform for AI power and data-center infrastructure, in favor of an immediate and fair premium.

The May 29 Meeting, if held, or the Shareholder-Called Special Meeting, if the May 29 Meeting is not held, will offer shareholders their first opportunity to vote on the composition of the Board and the strategic direction of Fermi. The Fermi Founder Parties believe that electing the Nominees would install a Board majority committed to giving full and fair consideration to a value-maximizing sale or strategic partnership, in each case in the exercise of their independent fiduciary judgment, and deliver a referendum to the Board that shareholders favor a credible, independent, and rigorous review of all opportunities to maximize value for all shareholders, including a potential sale or strategic partnership.

The Fermi Founder Parties believe that holding the May 29 Meeting and electing Mr. Neugebauer’s five highly-qualified director candidates are essential for securing the future of Fermi, and any delay in voting on his proposals beyond May 29, 2026 would result in substantial and irreparable harm to the value of Fermi. The Fermi Founder Parties are seeking to call the Shareholder-Called Special Meeting to ensure that shareholders have a near-term opportunity to determine the future of Fermi even if the Purported Meeting Cancellation is permitted to stand.

There can be no assurance that the May 29 Meeting will be held or that Mr. Neugebauer’s proposals will be approved at the May 29 Meeting. If you want to have the opportunity to vote on the Proposals, the Fermi Founder Parties encourage you to complete and return the accompanying GREEN agent designation card as soon as possible.

Please see the section entitled “Reasons for the Solicitation” for additional information.

What are the Fermi Founder Parties asking me to do in this solicitation?

The Fermi Founder Parties are asking you to constitute and appoint [●] (the “Designated Agent”), as your proxy and agent to act on behalf of the shareholders to call the Shareholder-Called Special Meeting, including, without limitation, calling the Shareholder-Called Special Meeting, setting the date, time and location of the Shareholder-Called Special Meeting, and signing and delivering the notice of the Shareholder-Called Special Meeting.

If the Fermi Founder Parties receive executed agent designations from the holders of an amount of shares of Common Stock that, together with the shares of Common Stock beneficially owned by the Fermi Founder Parties, meets or exceeds 50% of the Common Stock outstanding, [●], as the Designated Agent, intends to call the Shareholder-Called Special Meeting to be held as soon as practicable for the purpose of considering and voting upon the Proposals. Currently, the Fermi Founder Parties intend to call for the Shareholder-Called Special Meeting to be held on or around June 30, 2026 at a time and location to be determined. However, the Fermi Founder Parties may, in their discretion, select a different date for the Shareholder-Called Special Meeting, and may in their discretion decline to call the Shareholder-Called Special Meeting notwithstanding the receipt of a sufficient number of agent designations to do so under the Certificate of Formation. Any change in the date of the Shareholder-Called Special Meeting would be included in the notice of meeting sent to shareholders in connection with the meeting.

Who is eligible to send an agent designation?

Only shareholders as of the close of business on [●], 2026, the date that one of the Fermi Founder Parties delivered a notice to call the Shareholder-Called Special Meeting to the Company, are entitled to deliver agent designations with respect to this solicitation.

How do I submit or send my agent designation?

If you are a holder of record of Common Stock, you may elect to execute an agent designation in favor of calling the Shareholder-Called Special Meeting by signing, dating and returning the accompanying GREEN agent designation card promptly in the enclosed postage-paid envelope.

If your Common Stock is held in the name of a bank, broker firm, dealer, trust company or other nominee (also called a “street name” shareholder), only that nominee can exercise the right to designate an agent with respect to the Common Stock that you beneficially own through such nominee, and only upon receipt of your specific instructions. Accordingly, it is critical that you promptly give instructions to your bank, broker firm, dealer, trust company or other nominee to execute an agent designation in favor of calling the Shareholder-Called Special Meeting. Please follow the instructions provided on the enclosed GREEN agent designation card. If your bank, broker firm, dealer, trust company or other nominee provides for agent designation instructions to be delivered to them by telephone or internet, instructions will be included on the enclosed GREEN agent designation card. We urge you to confirm in writing your instructions to the person responsible for your account and provide a copy of those instructions to Saratoga Proxy Consulting LLC, so that we will be aware of all instructions given and can attempt to ensure that such instructions are followed.

How many agent designations must be received in order to call the Shareholder-Called Special Meeting?

Pursuant to the Certificate of Formation, a special meeting of shareholders may be called by holders of not less than 50% of the Company’s outstanding shares of capital stock entitled to vote at such meeting.

If the Fermi Founder Parties receive executed agent designations from the holders of an amount of shares of Common Stock that, together with the shares of Common Stock beneficially owned by the Fermi Founder Parties, meets or exceeds 50% of the Common Stock outstanding, [●], as the Designated Agent, intends to call the Shareholder-Called Special Meeting to be held as soon as practicable for the purpose of considering and voting upon the Proposals. Currently, the Fermi Founder Parties intend to call for the Shareholder-Called Special Meeting to be held on or around June 30, 2026 at a time and location to be determined. However, the Fermi Founder Parties may, in their discretion, select a different date for the Shareholder-Called Special Meeting, and may in their discretion decline to call the Shareholder-Called Special Meeting notwithstanding the receipt of a sufficient number of agent designations to do so under the Certificate of Formation. Any change in the date of the meeting would be included in the notice of meeting sent to shareholders in connection with the meeting.

Please see the section entitled “The Shareholder-Called Special Meeting” for additional information.

Are you soliciting agent designations or proxies for the Proposals at the Shareholder-Called Special Meeting?

No. This solicitation of agent designations is solely for the purpose of calling the Shareholder-Called Special Meeting. In the event the Shareholder-Called Special Meeting is called, the Fermi Founder Parties will send you a separate set of proxy materials relating to the Proposals to be voted on at the Shareholder-Called Special Meeting. The Fermi Founder Parties are currently not soliciting proxies, consents, authorizations or agent designations for approval of any of the Proposals or any other action at the Shareholder-Called Special Meeting.

What should I do if I decide to revoke my agent designation?

An executed agent designation card may be revoked at any time before the action authorized by the previously executed agent designation becomes effective by marking, dating, signing and delivering a written revocation. A revocation may be in any written form validly signed by the record holder as long as it clearly states that the agent designation previously given is no longer effective. The delivery of a completed, later dated agent designation card will revoke any earlier dated agent designation. The revocation must be delivered to Saratoga Proxy Consulting LLC.

Whom should I call if I have any questions about the solicitation?

Saratoga is assisting the Fermi Founder Parties and the other Participants with their effort to solicit agent designations. If you have any questions or require assistance in executing your agent designation, please contact:

520 8th Avenue, 14th Floor

New York, NY 10018

(212) 257-1311

Shareholders call toll-free at (888) 368-0379

Email: info@saratogaproxy.com

REASONS FOR THE SOLICITATION

Summary

The Fermi Founder Parties are soliciting support from Fermi shareholders to call the Shareholder-Called Special Meeting so that shareholders will have a near-term opportunity to determine the future direction of Fermi.

Project Matador has become a scarce and strategically valuable platform for AI power and data-center infrastructure. The Fermi Founder Parties believe the Board should immediately launch a credible, well-executed dual-track process, led by independent financial and legal advisors, to evaluate the Company’s standalone plan against potential strategic transactions that may include a sale, merger, majority buyout, share exchange, or strategic partnership that could deliver a change of control premium and reduce remaining project execution risk. The Fermi Founder Parties believe that a strategic transaction could offer the greatest opportunity to de-risk the project for shareholders while delivering an immediate, full-value premium to the current stock price.

At the Shareholder-Called Special Meeting, shareholders would have the opportunity to elect a new Board majority of high-quality, impartial directors and deliver a referendum for a credible, independent process to unlock maximum shareholder value. The seven Nominees, together with two current directors designated by Mr. Neugebauer’s affiliated entities (Miles Everson and Larry Kellerman), would constitute a Board majority that the Fermi Founder Parties believe would be prepared, subject at all times to their fiduciary duties, to oversee a rigorous dual-track review of all alternatives available to the Company.

On April 17, 2026, Mr. Neugebauer, as the then-current President and Chief Executive Officer of the Company, called the May 29 Meeting in order to expand the size of the Board and elect five directors, among other proposals. On May 4, 2026, the Company purported to cancel the May 29 Meeting. This Purported Meeting Cancellation would, if permitted to stand, strip shareholders of the near-term opportunity to determine the strategic direction of the Company. Mr. Neugebauer intends to challenge the Purported Meeting Cancellation and to protect shareholders’ rights to vote on the director candidates and other proposals that Mr. Neugebauer properly submitted at the May 29 Meeting.

If the Purported Meeting Cancellation is allowed to stand, it is critical for shareholder value preservation and maximization that the Shareholder-Called Special Meeting be held and the Proposals, including the election of seven highly qualified nominees, be adopted as rapidly as possible. The Fermi Founder Parties believe that they can rapidly obtain the requisite support of 50% of the outstanding shares of Common Stock to call the Shareholder-Called Special Meeting. Mr. Neugebauer is the Company’s largest shareholder, with beneficial ownership of [●]% of the outstanding shares of Common Stock, and the Fermi Founder Parties believe that his immediate family members and other executives who departed when he was terminated beneficially own an additional [●]% of the outstanding shares of Common Stock.

The bottom line is straightforward: this solicitation is about achieving full value for shareholders, and the critical importance of full and free shareholder democracy to achieving it. Mr. Neugebauer does not intend to return to management if elected as a director, as evidenced by his preference for a strategic change-of-control transaction. Instead, his primary focus is ensuring that the future of Fermi is overseen by directors prepared to conduct an independent process that fully tests whether shareholders are best served by the standalone plan or by a value-maximizing transaction with a strategic or other counterparty.

Fermi is a world-class company built in record time to meet a defining AI-era infrastructure need.

Fermi was created to address a practical problem facing the AI economy: advanced computing requires enormous amounts of reliable power, delivered on timelines that the public grid often cannot meet without imposing additional burdens on ratepayers. Hyperscalers, data-center developers, chip manufacturers, utilities, energy companies and capital providers are all pursuing solutions that combine compute capacity with dedicated power supply. The Fermi Founder Parties believe Project Matador is among the largest and most actionable platforms positioned to meet this urgent market need.

Project Matador is designed as an approximately 7,500-acre, 17 gigawatt private power grid and data-center campus in Amarillo, Texas, intended to serve hyperscalers and other large power users through long-term tenant agreements.

In approximately 15 months, through mid-April 2026, the Fermi team achieved a series of milestones that demonstrate both Project Matador’s execution to date and its strategic value to third parties. Among other things, Fermi signed a 99-year ground lease with the Texas Tech University System; secured over 2 GW of total power generation once in combined cycle; obtained the nation’s second largest approximately 6 GW Clean Air Permit and filed an additional approximately 5 GW permit with the Texas Commission on Environmental Quality; secured approximately $1 billion in financing facilities, including a majority from Mitsubishi UFJ Financial Group; assembled a leading nuclear team; submitted a large-scale nuclear combined operating license application accepted for review by the Nuclear Regulatory Commission; partnered with Hyundai E&C; ordered key nuclear long-lead equipment from Doosan Enerbility; installed a 450 MMcfpd natural gas pipeline; secured water, Xcel power arrangements, transformers, switchgears and gas turbine equipment; and completed substantial early civil and power-related infrastructure.

The Company’s value rests on several connected assets. Each has independent strategic value, and together they create a platform that the Fermi Founder Parties believe would be difficult for third parties to recreate without years of effort, regulatory buy-in, and capital investment:

●	Land and Site Asset: The project leases a large, permittable hyperscale campus on Texas Tech University System land in Amarillo, Texas, adjacent to the U.S. Department of Energy’s Pantex facility. The site is positioned for multiple energy pathways, including near-term natural gas generation, advanced nuclear development, solar resources and behind-the-meter power delivery, and benefits from local and county economic arrangements, water rights and supporting civil works.

●	Regulatory and Nuclear Asset: Project Matador has secured hard-to-replicate permits, applications and regulatory milestones, including final approval of an approximately 6 GW Clean Air Permit, an additional approximately 5 GW Clean Air Permit filing, a Nuclear Regulatory Commission-accepted combined license application for four AP1000 reactors and participation in the Nuclear Regulatory Commission’s environmental impact statement pilot program. The project also benefits from nuclear development capabilities, including an experienced nuclear team, the Hyundai E&C relationship and long-lead nuclear equipment orders.

●	Power-Generation and Infrastructure Asset: The project has assembled long-lead equipment and commercial arrangements supporting a path to large-scale power generation, including secured or contracted power-generation assets supporting over 2 GW of capacity once in combined cycle and including Xcel, a 450 MMcfpd natural gas pipeline, Xcel power arrangements and tie-in infrastructure, significant amounts of high-voltage electrical equipment, Siemens SGT800 turbines and GE 6B Frame turbines.

●	Capital and Commercial Asset: The project has attracted substantial financing support, including approximately $1 billion in financing facilities with a majority from a leading global infrastructure lender (MUFG), and is being developed against strong tenant demand for large-scale power and data-center capacity.

●	Human Capital Asset: Fermi has assembled a formidable human capital base of more than 50 full-time employees spanning engineering, construction, data center, power, and operations leadership. The team has completed extensive engineering work across the site’s infrastructure, laying the technical foundation for execution at scale. Fermi has also cultivated a deep bench of strategic partners, including EPCs, engineering and architecture firms, supply chain providers, and regulators. Rounding out this foundation are meaningful relationships with the surrounding community and the regional labor force.

Taken together, these attributes support a clear investment reality: a buyer or strategic partner should value Fermi based on time-to-power, replacement cost, regulatory scarcity, and commercial demand. Those are assets that a qualified counterparty would likely struggle to assemble at comparable speed or scale on its own.

The Fermi Founder Parties believe that the Fermi stock price is disconnected from the rapidly appreciating fundamentals of Project Matador, and the right buyer may deliver more value for shareholders than the standalone tenant plan.

The Fermi Founder Parties believe the public markets are not giving Fermi full credit for the platform it has built. Fermi’s stock has declined since its IPO, which may be partially attributed to insider sales, a disruptive leadership transition, and tenant delays. During this same time, the fundamentals of the Company—Project Matador’s site position, regulatory milestones, long-lead equipment, financing and infrastructure—have significantly appreciated. The Fermi Founder Parties believe this disconnect should be addressed through a credible strategic alternatives review process.

Given Project Matador’s capital intensity, infrastructure complexity and multiparty execution demands, the Fermi Founder Parties believe it is possible that a third-party transaction could de-risk the project for shareholders while delivering an immediate, full-value premium to the current stock price. On a risk-adjusted basis, such a transaction could deliver more value to shareholders than the Company’s standalone tenant plan.

The Fermi Founder Parties believe a credible, immediate process would test whether there are buyers who would properly value the Company at its full and fair valuation, reflecting the scarcity of its assets. The Fermi Founder Parties believe that potential interest could come from several categories of buyers or partners, including hyperscalers, oil and gas majors, utilities and independent power producers, data center developers, chip manufacturers, private equity firms, infrastructure funds, and sovereign wealth funds.

These potential counterparties may value Fermi differently than public market investors because they may bring one or more advantages that Fermi does not have on a standalone basis: existing demand for power and data-center capacity, construction and operating expertise, or a balance sheet capable of funding the next phases of Project Matador at lower cost than a standalone public company. These counterparties would have the tools to fully execute on Project Matador and deliver on the Company’s world-class potential, while providing shareholders with full, near-term value of the project. From the perspective of shareholders, a full-value change of control transaction could recognize the value created to date and reduce the remaining development, financing, tenant, and execution risks through a negotiated transaction at a meaningful premium.

The Board has thus far refused to run a comprehensive and credible process to reach the full range of potential interested parties in pursuit of a value-maximizing alternative.

On April 20, 2026, Mr. Neugebauer wrote privately to the Company calling for the Board to execute on a value-maximizing sale to a third party, which was followed later that day by a public press release. The next day, April 21, the Company conveyed that the Board would explore this alternative and establish formal governance processes to do so.

Later that day, however, the Company announced that it did not believe that a sale would be in the best interests of “continued momentum on Project Matador, ability to serve potential tenants and long-term value creation for shareholders.” This determination was apparently made without any Board-level review, independent, advisor-led process, or even Board deliberation, even though publicly foreclosing a sale before completing a credible strategic review risks chilling interest from buyers or partners who may otherwise be prepared to deliver full value for the Company.

Despite an apparent judgment on the desirability of one of the most credible value-maximizing paths for any company, the Company nonetheless promised that the Board would “carefully review” all avenues to maximize shareholder value. The Company did not provide any clarity around objectives, process, timeline, independent advisers, or range of potential counterparties who would be contacted in this so-called careful review.

Shareholders should have the opportunity to elect directors who are prepared to evaluate all options with an open mind and in accordance with their fiduciary duties, without prejudging the desirability of any one option.

Mr. Neugebauer called the May 29 Meeting to provide shareholders with their first opportunity to vote on the composition of the Board and the strategic direction of Fermi.

On April 16, 2026, Mr. Neugebauer was informed that a majority of the Fermi Board intended to remove him without cause as Chief Executive Officer. In light of the impending unplanned leadership transition, which would come at the end of a week when the stock had risen 38%, Mr. Neugebauer decided that shareholders deserved their first opportunity to vote on the future of Fermi. Shortly before he was removed as Chief Executive Officer, in his then-current capacity as President and Chief Executive Officer, Mr. Neugebauer formally called the May 29 Meeting to consider an expansion of the Board and the election of five highly qualified director candidates.

Because the Company has not yet announced its first annual meeting of shareholders, the May 29 Meeting, if held as properly called by Mr. Neugebauer, will be the first chance for shareholder democracy since the IPO. Shareholders, as the owners of Fermi, should decide whether they want a reconstituted Board to launch a credible and prompt dual-track process to maximize value.

The Fermi Founder Parties believe that holding the May 29 Meeting and electing their five highly-qualified director candidates are essential for securing the future of Fermi, and any delay in voting on these proposals beyond May 29, 2026 would result in substantial and irreparable harm to the value of Fermi.

Calling the Shareholder-Called Special Meeting is essential to preserve shareholders’ near-term ability to determine the future of Fermi if the Purported Meeting Cancellation succeeds.

Rather than welcoming shareholder input about the future of the Company at the May 29 Meeting, the Company has now taken the extraordinary step of purporting to cancel it.

This Purported Meeting Cancellation was first disclosed on May 4, 2026 as having been “canceled by the office of the CEO.” The Company has since claimed in a press release issued May 5, 2026 that the May 29 Meeting was “not valid” and “has been rescinded.” The Company has never communicated to Mr. Neugebauer when the May 29 Meeting was purportedly cancelled or by what authority the meeting was purportedly cancelled, or provided any documents supporting the Company’s assertion that the meeting was purportedly cancelled. The Company’s claim that its interim “Office of CEO” can unilaterally—without Mr. Neugebauer’s authorization as the calling person—cancel a validly called meeting is not supported by law and would, if allowed to stand, strip shareholders of their first opportunity to vote on the composition of the Board and the strategic direction of Fermi.

In addition to the Purported Meeting Cancellation, the Company violated the Bylaws by failing to provide a director questionnaire and other materials in response to a request by the Fermi Founder Parties on April 17, 2026, and has to date failed to provide any shareholder lists to enable the Fermi Founder Parties to communicate with shareholders about the May 29 Meeting and this solicitation in favor of calling the Shareholder-Called Special Meeting.

Mr. Neugebauer intends to challenge the Purported Meeting Cancellation and fight to protect shareholders’ rights to vote on the director candidates and other proposals properly submitted at the May 29 Meeting. As of the date of this Solicitation Statement, the Fermi Founder Parties, and the other participants to such solicitation, have filed proxy materials with the SEC relating to the May 29 Meeting and intend to solicit votes at the May 29 Meeting.

The Fermi Founder Parties are seeking to call the Shareholder-Called Special Meeting as soon as possible to ensure that shareholders have a near-term opportunity to determine the future of Fermi, including voting on the seven highly-qualified Nominees, even if the Purported Meeting Cancellation is permitted to stand.

The Nominees will bring impartial judgment to a strategic review.

The purpose of this solicitation is to give shareholders a vote on the future direction of Fermi and to ensure that the Company has a Board willing to impartially evaluate all value-maximizing alternatives against the standalone plan.

The Fermi Founder Parties have identified seven high-quality Nominees, six of whom are independent of Mr. Neugebauer. The Fermi Founder Parties’ nomination of Mr. Neugebauer does not mean that he would return to the Company in an executive capacity following the May 29 Meeting or the Shareholder-Called Special Meeting. The Fermi Founder Parties’ focus is maximizing value for all shareholders through a credible governance process and, if supported by the results of that process, a third-party change of control transaction or other strategic alternative.

The Fermi Founder Parties believe the Nominees will give full and fair consideration to a value-maximizing sale, merger, strategic partnership or other transaction, in each case in the exercise of their independent fiduciary judgment. They also should evaluate the Company’s standalone plan on its merits. Any review should include engaging independent financial and legal advisors, establishing appropriate governance protocols, contacting credible strategic and financial counterparties, evaluating financing and tenant pathways, comparing the Company’s standalone plan against third-party alternatives and pursuing a transaction only if that path offers the best risk-adjusted value for all shareholders. The Fermi Founder Parties also believe the Nominees will evaluate REIT status, the Company’s charter provisions, and corporate governance arrangements to identify and act on all opportunities to enhance value.

For these reasons, the Fermi Founder Parties urge shareholders to support the calling of the Shareholder-Called Special Meeting to ensure that they have the opportunity to vote to elect the Nominees and approve the other proposals at the Shareholder-Called Special Meeting. The future of Fermi should be overseen by directors prepared to conduct a credible, independent and rigorous review of all opportunities to maximize value for shareholders, including a potential sale or strategic partnership if that is the best available path.

IMPORTANT

Please complete, sign and date the enclosed GREEN agent designation card as soon as possible.

If your shares of Common Stock are registered in your own name, please sign, date and mail the enclosed GREEN agent designation card to Saratoga Proxy Consulting LLC in the postage-paid envelope provided.

If your shares of Common Stock are held in the name of a brokerage firm, bank, bank nominee or other institution, only it can sign a GREEN agent designation card with respect to your shares and only upon receipt of specific instructions from you. Accordingly, you should contact the person responsible for your account and give instructions for a GREEN agent designation card to be signed representing your shares of Common Stock. We urge you to confirm in writing your instructions to the person responsible for your account and to provide a copy of such instructions to us c/o Saratoga Proxy Consulting LLC to the address below, so that we will be aware of all instructions given and can attempt to ensure that such instructions are followed.

If you have any questions regarding your GREEN agent designation card or need assistance in executing your agent designation card, please contact:

520 8th Avenue, 14th Floor

New York, NY 10018

(212) 257-1311

Shareholders call toll-free at (888) 368-0379

Email: info@saratogaproxy.com

THE SHAREHOLDER-CALLED SPECIAL MEETING

We are soliciting agent designations to appoint the Designated Agents to act on behalf of the Company’s shareholders to call the Shareholder-Called Special Meeting. We are furnishing this Solicitation Statement and the GREEN agent designation card to enable you and the Company’s other shareholders to support us in calling the Shareholder-Called Special Meeting.

Calling the Shareholder-Called Special Meeting; Notice of the Shareholder-Called Special Meeting

Pursuant to Section 6.2 of the Certificate of Formation, the Shareholder-Called Special Meeting may be called by shareholders holding not less than 50% of the Company’s outstanding shares of capital stock entitled to vote at such meeting.

The Fermi Founder Parties reserve the right not to call the Shareholder-Called Special Meeting, even if they receive agent designations from holders of Common Stock that, together with Common Stock beneficially held by the Fermi Founder Parties, constitutes not less than 50% of the outstanding shares of Common Stock, if circumstances change.

Time and Location of the Shareholder-Called Special Meeting

A shareholder, by executing the attached agent designation, will constitute and appoint the Designated Agents, with full power of substitution, the proxy and agent of such shareholder to exercise any and all other rights of such shareholder incidental to calling the Shareholder-Called Special Meeting, including, without limitation, calling the Shareholder-Called Special Meeting, setting the date, time and location of the Shareholder-Called Special Meeting, and signing and delivering the notice of the Shareholder-Called Special Meeting.

Currently, the Fermi Founder Parties intend to call for the Shareholder-Called Special Meeting on or around June 30, 2026 at a time and location to be determined. However, the Fermi Founder Parties may, in their discretion, select a different date for the Shareholder-Called Special Meeting. Any such change would be included in the notice of meeting sent to shareholders in connection with the meeting.

PLANS FOR THE SHAREHOLDER-CALLED SPECIAL MEETING

If we are successful in our solicitation of agent designations and the Shareholder-Called Special Meeting is called, we expect to present the following Proposals for a vote of shareholders at the Shareholder-Called Special Meeting:

●	To repeal any provision of the Bylaws in effect at the time this proposal becomes effective, including any amendments thereto, which were not included in the Bylaws that were in effect and were filed with the SEC on October 3, 2025 and were adopted unilaterally by the Board without shareholder approval (the “Bylaws Restoration Proposal”).

●	To amend and restate Section 3.2 of the Bylaws to permit the Company’s shareholders to determine the number of directors on the Board in the form set forth in Schedule I hereto (the “Board Size Amendment Proposal”);

●	To amend and restate Section 2.16(f) of the Bylaws to clarify and affirm that shareholders may nominate directors at special meetings of shareholders of the Company called for that purpose, including this Shareholder-Called Special Meeting, in the form set forth in Schedule II hereto (the “Fair Elections Proposal”).

●	Contingent upon the adoption of the Board Size Amendment Proposal, to fix the number of directors on the Board at seven directors more than the number of directors constituting the Company’s Board at the time this proposal becomes effective (the “Board Increase Proposal”);

●	Contingent upon the adoption of the Board Size Amendment Proposal and the Board Increase Proposal, to elect seven director candidates to serve as directors of the Company: David A. Daglio, Charles M. Elson, Sheila Hooda, John T. Jimenez, Toby R. Neugebauer, Juan A. Pujadas and Janet Yang (the “Elections Proposal”); and

In the event the Shareholder-Called Special Meeting is called, we intend to send to all shareholders of record proxy materials relating to the Proposals to be voted upon at the Shareholder-Called Special Meeting, and we intend to solicit in favor of the Bylaws Restoration Proposal, the Board Size Amendment Proposal, the Fair Elections Proposal and the Board Increase Proposal, and for the election of the Nominees under the Elections Proposal. We do not currently anticipate additional proposals on any substantive matters at the Shareholder-Called Special Meeting. Nevertheless, we reserve the right to either modify the Proposals or cause additional proposals to be identified in the notice of, and in the proxy materials for, the Shareholder-Called Special Meeting. We are not aware of any other proposals to be brought before the Shareholder-Called Special Meeting. However, should other proposals be brought before the Shareholder-Called Special Meeting, the proxy holders of proxies delivered to us will vote our proxies on such matters in our discretion.

We will solicit votes for the Proposals only by means of a separate proxy statement and proxy card once the Shareholder-Called Special Meeting has been called. If we are successful in calling the Shareholder-Called Special Meeting as a result of this solicitation of agent designations from the shareholders of the Company, we will include in our definitive proxy statement for the Shareholder-Called Special Meeting information regarding voting at the Shareholder-Called Special Meeting. The sole purpose of this solicitation, and the only effect of your designation on the enclosed GREEN agent designation card, is to call the Shareholder-Called Special Meeting. We will similarly disseminate a GREEN proxy card in connection with such solicitation of proxies at the Shareholder-Called Special Meeting.

Accordingly, we urge you to join us in calling the Shareholder-Called Special Meeting to provide shareholders with an opportunity to vote on the Proposals by signing and returning the enclosed GREEN agent designation card. Your support is important. To help us call the Shareholder-Called Special Meeting, please follow the instructions for executing and delivering agent designations described below.

VOTING SECURITIES

The Common Stock constitutes the voting securities of the Company for purposes of this solicitation of agent designations. Based upon information provided in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, the Company had 629,839,790 shares of Common Stock outstanding at March 23, 2026. Cumulative voting is not permitted.

APPRAISAL RIGHTS

Shareholders are not entitled to appraisal or dissenters’ rights in connection with the solicitation of agent designations or this Solicitation Statement.

SOLICITATION OF AGENT DESIGNATIONS

Agent designations may be solicited by mail, facsimile, telephone, electronic mail, in person and by advertisements. Solicitations may also be made by certain of the respective directors, officers, members and employees of the Fermi Founder Parties, none of whom will, except as described elsewhere in this Solicitation Statement, receive additional compensation for such solicitation.

We have retained Saratoga Proxy Consulting LLC (“Saratoga”) for solicitation and advisory services in connection with our solicitation of agent designations. Saratoga will receive an estimated fee of approximately $[●], plus payment of any variable service fees and reimbursement of its reasonable costs and expenses. Saratoga has advised us that approximately [●] of its employees will be involved in the solicitation of agent designations on our behalf. We have agreed to indemnify Saratoga in its capacity as solicitation agent against certain liabilities and expenses in connection with the solicitation. Arrangements will also be made with custodians, nominees and fiduciaries for forwarding solicitation materials to beneficial owners of Common Stock. We will reimburse such custodians, nominees and fiduciaries for reasonable expenses incurred in connection herewith. In addition, representatives of the Fermi Founder Parties may solicit agent designations as part of their duties in the normal course of their employment or service without any additional compensation.

The Fermi Founder Parties will pay all costs of the solicitation of agent designations described in this Solicitation Statement. The Fermi Founder Parties intend to seek reimbursement of those costs from the Company if any of their director nominees are ultimately elected to the Board. The Fermi Founder Parties do not currently intend to submit the question of such reimbursement to a vote of the shareholders of the Company. The expenses incurred by the Fermi Founder Parties or on their behalf to date in furtherance of, or in connection with, the solicitation of agent designations are $[●], and the Fermi Founder Parties anticipate that their total expenses will be approximately $[●]. The actual amount could be higher or lower depending on the facts and circumstances arising in connection with any such solicitation.

AGENT DESIGNATION PROCEDURES

Pursuant to this Solicitation Statement, the Fermi Founder Parties are soliciting from the holders of the Company’s outstanding Common Stock the designation by shareholders of the Designated Agents to serve as such shareholders’ proxy and agent and the authorization of the Designated Agents to (i) call the Shareholder-Called Special Meeting and (ii) exercise any and all other rights of such shareholders incidental to calling the Shareholder-Called Special Meeting and causing the purposes of the authority expressly granted pursuant to the written requests to the Designated Agents to be carried into effect (including, without limitation, calling the Shareholder-Called Special Meeting, setting the date, time and location of the Shareholder-Called Special Meeting, and signing and delivering the notice of the Shareholder-Called Special Meeting).

Executed agent designations should be delivered by mail using the enclosed postage-paid envelope. If we receive executed agent designations from the holders of an amount of shares of Common Stock that, together with the shares of Common Stock beneficially owned by the Fermi Founder Parties, meets or exceeds 50% of the Common Stock outstanding, we intend to cause the Designated Agents, set forth on the enclosed GREEN agent designation card, to call the Shareholder-Called Special Meeting.

Please note that written agent designations to call the Shareholder-Called Special Meeting will not grant the Designated Agents the power to vote your shares at the Shareholder-Called Special Meeting and will not commit you to cast any vote in favor of or against any proposal to be brought before the Shareholder-Called Special Meeting. To vote on the matters to be brought before the Shareholder-Called Special Meeting, you must vote by proxy or in person at the Shareholder-Called Special Meeting.

Your agent designation is important, no matter how many or how few shares of Common Stock you own. Please complete, sign and return the enclosed GREEN agent designation card as promptly as possible. The failure to sign and return the GREEN agent designation card will have the same effect as opposing the calling of the Shareholder-Called Special Meeting.

If you have any questions regarding your GREEN agent designation card or need assistance in executing your agent designation card, please contact:

520 8th Avenue, 14th Floor

New York, NY 10018

(212) 257-1311

Shareholders call toll-free at (888) 368-0379

Email: info@saratogaproxy.com

REVOCATION PROCEDURE

An executed agent designation card may be revoked at any time before the action authorized by the previously executed agent designation becomes effective by marking, dating, signing and delivering a written revocation. A revocation may be in any written form validly signed by the record holder as long as it clearly states that the agent designation previously given is no longer effective. The delivery of a completed, later dated agent designation card will revoke any earlier dated agent designation. The revocation must be delivered to Saratoga.

Our solicitation of agent designations pursuant to this Solicitation Statement is not limited in time under Texas law. Thus, the Fermi Founder Parties have the right to continue to solicit agent designations for an unlimited period of time even after you have submitted your agent designation. This may result in an extended period of time before the Shareholder-Called Special Meeting is called or the Fermi Founder Parties abandon the solicitation. During this period, facts and circumstances may change as compared to when you submitted your request to call the Shareholder-Called Special Meeting. Notwithstanding the foregoing, you may revoke your request to call the Shareholder-Called Special Meeting as set forth in the prior paragraph.

SPECIAL INSTRUCTIONS

If you are a holder of record of Common Stock, you may elect to execute an agent designation in favor of calling the Shareholder-Called Special Meeting by signing, dating and returning the accompanying GREEN agent designation card promptly in the enclosed postage-paid envelope. To the extent you are a shareholder of record and have sold your Common Stock before we deliver the request for the Shareholder-Called Special Meeting to the Company, you will not have the right to submit an agent designation in favor of calling the Shareholder-Called Special Meeting and any agent designations you may have submitted would not count for purposes of requesting the Shareholder-Called Special Meeting.

Your agent designation is important. Please sign, date and return the enclosed GREEN agent designation card in the postage-paid envelope provided. If you fail to return a GREEN agent designation card or to instruct your bank, broker firm, dealer, trust company or other nominee to submit a GREEN agent designation card on your behalf, you will effectively be opposing calling the Shareholder-Called Special Meeting. You must sign and date the GREEN agent designation card in order for it to be valid.

If your Common Stock is held in the name of a bank, broker firm, dealer, trust company or other nominee, only that nominee can exercise the right to designate an agent with respect to the Common Stock that you beneficially own through such nominee, and only upon receipt of your specific instructions. Accordingly, it is critical that you promptly give instructions to your bank, broker firm, dealer, trust company or other nominee to execute an agent designation in favor of calling the Shareholder-Called Special Meeting. Please follow the instructions provided on the enclosed GREEN agent designation card. If your bank, broker firm, dealer, trust company or other nominee provides for agent designation instructions to be delivered to them by telephone or internet, instructions will be included on the enclosed GREEN agent designation card. We urge you to confirm in writing your instructions to the person responsible for your account and provide a copy of those instructions to Saratoga, so that we will be aware of all instructions given and can attempt to ensure that such instructions are followed.

SHAREHOLDER PROPOSALS FOR THE 2026 ANNUAL MEETING

According to Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), if you wish to submit a proposal for inclusion in the Company’s proxy statement and proxy relating to the Company’s 2026 Annual Meeting of Shareholders (the “2026 Annual Meeting”), you must comply with and follow the procedures required by Rule 14a-8 under the Exchange Act and must forward that proposal to Fermi Inc., 620 S. Taylor St., Suite 301, Amarillo, TX 79101, so that the Corporate Secretary receives it a reasonable time before the Company begins to print and send its proxy materials in connection with the 2026 Annual Meeting.

The Bylaws provide that, if you wish to submit a proposal or director nomination that is not intended to be included in the Company’s proxy statement, to be properly and timely submitted, the proposal or director nomination must be received by the Corporate Secretary of the Company at the principal office of the Company no later than the 90th day prior to the 2026 Annual Meeting, or, the 10th day following the first date of public disclosure of the date of the 2026 Annual Meeting, if such first public disclosure of the date of the 2026 Annual Meeting is less than 100 days prior to the date of the 2026 Annual Meeting. Any shareholder proposal or nomination must contain the information specified in the Bylaws concerning the matter to be brought before the meeting or the person to be nominated and the shareholder submitting the proposal.

In addition to satisfying the requirements under the Bylaws, to comply with Rule 14a-19 under the Exchange Act, any shareholder who intends to solicit proxies in support of director nominees other than the Company’s nominees at the 2026 Annual Meeting must provide written notice that sets forth the information required by Rule 14a-19 under the Exchange Act no later than 60 days prior to the 2026 Annual Meeting, or, the 10th day following the first date of public disclosure of the date of the 2026 Annual Meeting, if such first public disclosure of the date of the 2026 Annual Meeting is less than 70 days prior to the date of the 2026 Annual Meeting.

The information set forth above regarding the procedures for submitting shareholder proposals for consideration at the 2026 Annual Meeting is based on information contained in the Company’s Bylaws. The incorporation of this information in this Solicitation Statement should not be construed as an admission by the Fermi Founder Parties that such procedures are legal, valid or binding.

PROPOSALS FOR THE SHAREHOLDER-CALLED SPECIAL MEETING

Section 2.16(f) of the Company’s Bylaws, reproduced below, sets forth how and when a shareholder of record of the Company may submit proposals to be considered at the Shareholder-Called Special Meeting:

“Only such business shall be conducted at a special meeting of shareholders as is a proper matter for shareholder action under Texas law and as shall have been brought before the meeting pursuant to the Corporation’s notice of meeting. Nominations of persons for election to the Board of Directors may be made at a special meeting of shareholders at which directors are to be elected pursuant to the Corporation’s notice of meeting (i) by or at the direction of the Board of Directors (or any authorized committee thereof) or (ii) provided that the Board of Directors has determined that directors shall be elected at such meeting, by any shareholder of the Corporation who (A) is a shareholder of record of the Corporation (and, with respect to any beneficial owner, if different, on whose behalf such nomination or nominations are made, only if such beneficial owner is the beneficial owner of shares of the Corporation) at the time the notice provided for in this Section 2.16 is delivered to the Secretary of the Corporation, upon the record date for the determination of shareholders entitled to vote at the special meeting through the date of such meeting, (B) who is entitled to vote at the meeting and upon such election and (C) who complies with the notice procedures set forth in this Section 2.16. In the event the Corporation calls a special meeting of shareholders for the purpose of electing one or more directors to the Board of Directors, any such shareholder entitled to vote in such election of directors may nominate a person or persons (as the case may be) for election to such position(s) as specified in the Corporation’s notice of meeting, if the shareholder’s notice required by this Section 2.16 shall be delivered to the Secretary of the Corporation at the principal executive offices of the Corporation not later than the Close of Business on the 90th day prior to such special meeting and not earlier than the Close of Business on the later of the 120th day prior to such special meeting or, if the first Public Disclosure of the date of such special meeting is less than 100 days prior to the date of such special meeting, not later than the 10th day following the date of Public Disclosure of the date of the special meeting and of the nominees proposed by the Board of Directors to be elected at such meeting. In no event shall the Public Disclosure of an adjournment or postponement of a special meeting commence a new time period (or extend any notice time period) for the giving of a shareholder’s notice as described above.”

INFORMATION REGARDING THE NOMINEES

David A. Daglio Age: 59

David A. Daglio served as Chief Investment Officer and Global Investment Strategist of TwinFocus Capital Partners, a private investment firm, from 2023 to April 2026. Mr. Daglio is currently in the process of launching Longnook Ventures, LLC, an asset management firm. He previously served in various leadership roles at Mellon Investments Corporation, a global investment manager, including as a non-executive director from 2019 to 2020, and as Chief Investment Officer, Executive Vice President and Executive Director from 2017 to 2019. During this tenure, he oversaw the integration of Mellon Capital, The Boston Company, and Standish into a unified $500 billion asset manager, the 7th largest in the world, and served as portfolio manager of hedge funds and value based equity strategies. In 2021, Mr. Daglio founded BC-GUMPS, a specialty investment firm focused on systematic recession protection through Credit Default Swaps, which he sold to TwinFocus in 2022. He also maintains a portfolio of private investments, providing direct insight into capital allocation and operational governance across diverse industries.

Mr. Daglio served on the boards of directors of Alkermes plc (Nasdaq: ALKS) from 2020 to 2025 and Total Brain Limited (ASX: TTB) from 2020 to 2022. Mr. Daglio also served as Executive in Residence at the Lally School of Management at Rensselaer Polytechnic Institute from 2019 to 2020. Mr. Daglio holds a B.S. in Mechanical Engineering from the Rensselaer Polytechnic Institute and an M.B.A. from New York University’s Stern School of Business, and is a Chartered Financial Analyst.

We believe Mr. Daglio’s seasoned management, corporate governance, and investment perspectives—spanning institutional oversight, specialized financial engineering, and his current leadership at Longnook Ventures—make him well qualified to serve on the Board.

Charles M. Elson Age: 66

Charles M. Elson has served as Executive Editor-at-Large at Directors & Boards magazine, a publication for public and private company directors and C-suite executives with a focus on corporate governance practices and trends, since 2020. Mr. Elson previously served as Of Counsel/Consultant to Holland & Knight LLP, a multinational law firm, from 1995 to 2024, taught as a Lecturer in Law at the University of Pennsylvania Carey Law School in 2023, and served as Professor of Finance, Edgar S. Woolard, Jr. Chair in Corporate Governance and Founding Director of the John L. Weinberg Center for Corporate Governance at Alfred Lerner College of Business and Economics, University of Delaware from 2000 to 2021.

Mr. Elson served as a director of Enhabit, Inc. (NYSE: EHAB) since 2022 and previously served on the boards of directors of Blue Bell Creameries from 2019 to 2024 and Encompass Health Corp. (NYSE: EHC) from 2004 to 2022. Mr. Elson has served as Vice Chairman of the American Bar Association’s Committee on Corporate Governance since 1998. Mr. Elson is also a member of the National Association of Corporate Directors Best Practices Council on Coping with Fraud and Other Illegal Activity and various Blue Ribbon Commissions including the commissions on Director Compensation, Director Professionalism, CEO Succession, Audit Committees, Strategic Planning, and Director Evaluation. Mr. Elson holds a J.D. from University of Virginia School of Law and an A.B. in History from Harvard College.

We believe Mr. Elson’s extensive corporate governance expertise, public company board experience, and legal and academic background make him well qualified to serve on the Board.

Sheila Hooda Age: 68

Sheila Hooda is an experienced independent board director and committee chair of Nominating & Governance, Risk and Audit committees. Her governance expertise spans public, private, pre- and new IPO companies, private credit funds and special purposes acquisition vehicles. She is a transformational leader and a qualified financial expert with a breadth of global business, finance, risk, technology and regulatory expertise. Ms. Hooda is the CEO of Alpha Advisory Partners and a former C-level operating executive with 30+ years of expertise recognized for leading complex customer-centric and digital transformations, driving growth and M&A, and providing strategic direction at Fortune/S&P 500 firms.

Ms. Hooda has served on the boards of: Enact Holdings, Inc. (Nasdaq:ACT), where she chairs the Nominating & Governance Committee (since the company’s IPO in 2021); Alera Group, Inc., a fast growth GenStar and Flexpoint Ford private equity portfolio company (since 2024); and AGL Private Credit Income Fund, a closed-end management investment company launched through an exclusive cooperation agreement with Barclays and backed by the Abu Dhabi Investment Authority, where she chairs the Nominating & Governance committee (since 2024). Ms. Hooda recently served on the boards of ScION Tech Growth Special Acquisition Program (Nasdaq: SCOA; Nasdaq: SCOB) (from 2020 to 2022 and 2021 to 2023, respectively), where she chaired both companies’ Audit Committees; and Mutual of Omaha Insurance Company, where she chaired the Risk Committee (from 2016 to 2023). Previously, Ms. Hooda chaired the Nominating and Governance Committee of new IPO company ProSight Global (NYSE: PROS) (from 2019 to 2021) and served on the board of Virtus Investment Partners (Nasdaq: VRTS) (from 2016 to 2020).

Ms. Hooda’s former senior executive leadership positions include TIAA, Credit Suisse Investment Bank, Thomson Reuters and Bankers Trust across the United States, Europe and Asia. She started her career in the United States with McKinsey & Co.

A published thought leader, author and speaker on Governance, Business Strategy and Leadership, Ms. Hooda is the recipient of numerous accolades from leadership award organizations and publications including: the National Association of Corporate Directors (“NACD”) Directorship 100, an annual list which honors the most influential individuals in corporate governance and the board room; Women’s Inc. magazine’s “Most Influential Directors” list, BoardProspects’ “Exceptional Private Company Directors” and “AAPI Board Directors Making a Difference” lists; Directors & Boards Magazine’s “Directors to Watch” list; and the inaugural Agenda/Financial Times D-100.

Ms. Hooda is a Board Leadership Fellow with Directorship Certification credentials from the NACD, a 2026 Blue Ribbon Commissioner for the NACD, and a member of the Council on Foreign Relations. Additionally, Ms. Hooda has served on the boards of academic, policy making and non-profit institutions including the Global Advisory Board of the University of Chicago Booth School of Business, the World Economic Forum’s Global Agenda Councils and Women’s World Banking. An early proponent of the value and impact of talent development and inclusion, Ms. Hooda has initiated and provided guidance for impactful human capital programs at various firms.

Ms. Hooda has an M.B.A. from the University of Chicago Booth School of Business and a B.S. in Mathematics from Savitribai Phule Pune University, and is an alumnus from the Indian Institute of Management, Ahmedabad. Ms. Hooda holds additional certifications in the Oversight of Cyber Security, Artificial Intelligence, Cryptocurrency, ESG and Climate leadership.

We believe Ms. Hooda’s extensive background in finance and strategic transactions and public company board audit committee experience makes her well qualified to serve on the Board.

John T. Jimenez Age: 56

John T. Jimenez served as Chief Financial Officer of BKV Corporation (NYSE: BKV), an energy company focused on natural gas production, power generation and carbon capture, from 2021 to 2025, playing a critical role in the company’s expansion into power generation and its subsequent initial public offering, as well as leading capital formation, joint ventures, acquisitions, and governance initiatives that contributed to a $1 billion-plus increase in shareholder value. From 2019 to 2021, Mr. Jimenez served as Chief Financial Officer of Gas and Power Trading Americas, BP Plc (NYSE: BP), a global energy provider, and a member of the board of directors of BP Energy Company, a subsidiary of BP Plc. Mr. Jimenez also served as interim Chief Executive Officer of VAKT Global Limited, a technology venture backed by five of the world’s largest oil and gas producers that developed the first enterprise-scale distributed ledger platform for physical energy trading, in 2018. Prior to that, he served in various positions at various affiliates of BP Plc, including Vice President and Head of IST Global Finance Services from 2016 to 2017, Transformation Director from 2014 to 2015, Chief of Staff and Vice President of HR Strategy and Planning form 2012 to 2014 and Finance Director—Group HR from 2006 to 2012.

Mr. Jimenez served on the board of directors of BP Energy Company, a subsidiary of BP Plc, from 2019 to 2021 and as Chairman of the board of directors of VAKT Holdings Ltd from 2019 to 2021. Mr. Jimenez holds a B.A. in Accounting from Saint Mary’s University of Minnesota and an M.B.A. from the Kellogg School of Management at Northwestern University.

We believe Mr. Jimenez’s extensive leadership experience at energy companies and finance, regulatory, corporate governance, and cross-border background make him well qualified to serve on the Board.

Toby R. Neugebauer Age: 54

Toby R. Neugebauer is a Co-Founder of the Company and previously served as the President and Chief Executive Officer of the Company and its predecessor, Fermi LLC, from January 2025 until April 2026. Since 2016, Mr. Neugebauer has also served as the principal and managing partner of his family office through various entities. Mr. Neugebauer is a seasoned investor and entrepreneur in energy infrastructure, with a career spanning private equity, investment banking, and strategic development. Mr. Neugebauer served as the Chief Executive Officer and Executive Chairman of GloriFi Inc., a fintech company, from 2021 to 2022, Co-Founder and Chairman of the Executive Committee of Crestmoor Advisors, a wealth management firm, from 2018 to 2024, and Co-Founder and Co-Managing Partner of Quantum Energy Partners, a dedicated energy private equity firm, from 1998 to 2014. Mr. Neugebauer founded Windrock Capital, a specialized energy investment bank, in 1998, which was later acquired by Macquarie, marking a successful exit in the financial services sector.

Mr. Neugebauer has served on numerous boards across the energy value chain, leading projects in private water infrastructure and fintech ventures. Mr. Neugebauer has served as a director of the Company since its initial public offering in September 2025. Mr. Neugebauer holds a B.B.A. in Finance from New York University.

We believe Mr. Neugebauer’s proven record of in-depth industry knowledge, board and company management expertise, and personal understanding of the Company’s mission and operations as its Co-Founder make Mr. Neugebauer well qualified to serve on the Board.

Juan A. Pujadas Age: [64]

Juan A. Pujadas served as Vice Chairman, Global Advisory Services of PricewaterhouseCoopers International Limited, London, United Kingdom, an international audit, financial advisory, risk management, tax and consulting firm in the PricewaterhouseCoopers LLP global network, from 2008 until his retirement in June 2016. Mr. Pujadas served as the leader of the U.S. Advisory practice of PricewaterhouseCoopers LLP, the U.S. member firm of PricewaterhouseCoopers International Limited, from 2003 to 2009.

Mr. Pujadas served on the board of directors of Wells Fargo & Company (NYSE: WFC), where he was a member of the Finance Committee and the Risk Committee, from 2017 to 2023. Mr. Pujadas holds a B.S.E. in Finance and B.A.S. in Applied Science/Technology, with a concentration in Computer Science, from the University of Pennsylvania.

We believe Mr. Pujadas’ substantial executive management, risk management, finance, and public company board experience make him well qualified to serve on the Board.

Janet Yang Age: 45

Janet Yang has been the Chief Financial Officer for Reveam, Inc., a developer and operator of electronic cold-pasteurization treatment systems, since September 2024. From May 2023 to September 2024, Ms. Yang held the role of Research Director, Energy and Mining at GMT Capital Corp., the global long/short equity investment manager of the Bay Resource Partners Funds. She served as Executive Vice President and Chief Financial Officer of W&T Offshore, Inc. (NYSE: WTI), a Texas-based oil and gas exploration and production company, from November 2018 to May 2023. While at W&T Offshore, Inc., Ms. Yang was responsible for $1.7 billion in financing transactions and played a key role in other strategic initiatives, including a substantial deleveraging of the company and originating the company’s partnerships with leading, international energy companies such as Baker Hughes General Electric and South Korea’s state-owned oil company, Korea National Oil Corporation. Earlier in her career, Ms. Yang held positions in research and investment analysis at BlackGold Capital Management, investment banking at Raymond James and energy trading at Allegheny Energy.

Since November 2024, Ms. Yang has served on the board of directors of Integra Resources Corp. (NYSE American: ITRG), a precious metals producer in the western United States. She has also served on the board of directors of Saturn Oil & Gas Inc. (TSX: SOIL), a Canadian energy company, since June 2023. Ms. Yang previously served as a director at Florida Canyon Gold Inc. (TSXV: FCGV), another precious metals producer, from July 2024 until its acquisition by Integra Resources Corp. in November 2024, and at precious metals producer Argonaut Gold Inc. (TSX: AR) from August 2023 until its acquisition by Alamos Gold Inc. in July 2024. Ms. Yang holds a Master of Business Administration degree from the Booth School of Business at the University of Chicago, as well as a Bachelor of Arts degree in Economics from Rice University.

We believe Ms. Yang’s substantial experience in the energy industry and deep financial and investment knowledge make her well qualified to serve on the Board.

ADDITIONAL PARTICIPANT INFORMATION

The percentages set forth below are calculated based upon an aggregate of 629,839,790 shares of Common Stock outstanding as of March 23, 2026 (which number is provided in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, filed with the SEC on March 30, 2026) and 7,500,000 shares of Common Stock underlying restricted stock units held by Mr. Neugebauer.

The “Participants” in this solicitation of agent designations are Mr. Neugebauer, Vicksburg, MN Trust and the Independent Nominees (each, a “Participant” and, collectively, the “Participants”).

The principal business of Vicksburg is as an investment firm. The principal business of MN Trust is to hold assets in trust. Mr. Neugebauer’s principal occupation is as Principal and Managing Partner of his family office, with business address 10777 Strait Lane, Dallas, TX 75229 and, until April 2026, was as Co-Founder, President and Chief Executive Officer of the Company, a private power grid builder serving hyperscaler companies, with business address 620 S. Taylor St., Suite 301, Amarillo, TX 79101. The principal occupation of each of the Nominees is included elsewhere in this Solicitation Statement.

The business address of each of Mr. Neugebauer, Vicksburg and MN Trust is 10777 Strait Lane, Dallas, TX 75229, and the business address of each Nominee other than Mr. Neugebauer is c/o Toby R. Neugebauer, 10777 Strait Lane, Dallas, TX 75229.

As of the date hereof, the Fermi Founder Parties have combined beneficial ownership in the Company of an aggregate of 146,516,035 shares of Common Stock, or approximately 23.0% of the shares of the Company’s Common Stock outstanding. Mr. Neugebauer beneficially owns 146,516,035 shares of Common Stock, composed of 7,500,000 shares of Common Stock underlying restricted stock units held by Mr. Neugebauer, 44,656,376 shares of Common Stock held directly by Vicksburg (of which Mr. Neugebauer is a managing member) and 94,359,659 shares of Common Stock held directly by MN Trust (of which Mr. Neugebauer is investment trustee). Vicksburg directly holds 44,656,376 shares of Common Stock, including 100 shares held of record. MN Trust directly holds 94,359,659 shares of Common Stock, including 100 shares held of record. For information regarding transactions in securities of the Company during the past two years by the Participants, please see Schedule III attached hereto.

Vicksburg has signed nomination agreements with each of the Independent Nominees, pursuant to which each Independent Nominee consented to being named as a nominee in the notice provided by Vicksburg and certain of its affiliates to the Company, being named as a nominee of Vicksburg in any proxy statement and form of proxy relating to the Special Meeting and serving as a director of the Company if so elected and pursuant to which, in consideration for such Independent Nominee’s agreement to serve as a nominee, Vicksburg agreed (i) to indemnify such Independent Nominee against claims relating to such Independent Nominee’s role as a nominee for director of the Company or otherwise arising from or in connection with or relating to the proxy solicitation of the participants to this solicitation and (ii) to pay such Independent Nominee (x) $25,000 in cash upon the filing of a preliminary proxy statement that names such Independent Nominee as a member of the slate of Vicksburg and (y) $25,000 in cash upon the filing of a definitive proxy statement that names such Independent Nominee as a member of the slate of Vicksburg.

Mr. Neugebauer was the Chief Executive Officer and a Director of With Purpose, Inc. (d/b/a GloriFi) (“GloriFi”), which filed a voluntary bankruptcy petition on February 8, 2023 in the U.S. Bankruptcy Court for the Northern District of Texas, entering Chapter 7 liquidation. At filing, GloriFi had ceased meaningful operations, and the case centered on disputes over ownership and value of its remaining assets, primarily intellectual property and potential litigation claims, including challenges by secured creditors asserting prepetition foreclosure on key assets. On March 3, 2023, a group of GloriFi investors filed a lawsuit in the 191st Judicial District of the District Court of Dallas County, Texas, against Mr. Neugebauer and related entities, alleging (i) fraudulent inducement, (ii) negligent misrepresentation, (iii) breach of fiduciary duty, (iv) unjust enrichment, and (v) exemplary damages. On May 16, 2024, and on May 17, 2024, Mr. Neugebauer and related entities also filed lawsuits in the District of Georgia and District of Delaware, respectively, against certain GloriFi investors alleging, among other things, investor violations under the Racketeer Influenced and Corrupt Organizations Act (RICO) as it relates to GloriFi; these actions have been temporarily stayed in connection with the bankruptcy proceedings but may be resumed. On February 7, 2025, the Chapter 7 Trustee in GloriFi’s bankruptcy proceedings filed a series of adversary proceedings against Mr. Neugebauer and his related entities alleging a series of fraudulent transfers and breaches of fiduciary duties.

In connection with the Company’s initial public offering (the “IPO”), the Company entered into a Registration Rights Agreement, dated as of October 2, 2025 (the “Registration Rights Agreement”), with certain holders of the Company’s securities, including certain of the Participants (collectively, the “Holders”). Pursuant to the terms of the Registration Rights Agreement, the Holders may require the Company to register certain shares of Common Stock held by them for resale and have piggyback rights with respect to certain offerings of Common Stock, including underwritten shelf takedowns and block trades, in each case subject to customary limitations and allocation procedures. The registration rights are transferable in certain circumstances and terminate with respect to any Holder upon the earlier of the fifth anniversary of the Registration Rights Agreement and such time as such Holder no longer holds Registrable Securities (as defined in the Registration Rights Agreement). The Company has agreed to bear customary registration expenses (other than underwriting discounts and commissions and transfer taxes), and the parties have agreed to customary indemnification, contribution, and lock-up provisions.

On August 2, 2025, Mr. Neugebauer received a grant of 7.5 million restricted equity units (as adjusted for a 3-for-1 stock split effected upon consummation of the IPO), which were subsequently converted to restricted stock units in connection with the IPO. On October 6, 2025, the Company entered into an Employment Agreement (the “Neugebauer Employment Agreement”) with Mr. Neugebauer, pursuant to which Mr. Neugebauer served as the Company’s Chief Executive Officer. Mr. Neugebauer also served as the Company’s President and as a member of the Board. The Neugebauer Employment Agreement provided Mr. Neugebauer with an annual base salary of $500,000 and equity-based compensation. Upon the termination of Mr. Neugebauer’s employment by the Company without cause on April 17, 2026, all of Mr. Neugebauer’s outstanding equity and equity-based awards vested in full, subject to applicable tax-related provisions.

During a Board meeting held on April 17, 2026, the Board determined to terminate Mr. Neugebauer’s employment without cause. Mr. Neugebauer’s legal counsel has requested a copy of the minutes and any resolutions from the April 17, 2026 Board meeting, but none have been provided. On April 17, 2026, the Company filed a Current Report on Form 8-K stating that Mr. Neugebauer “departed his role” as Chief Executive Officer of the Company. The Company also cut off his access to Company systems and did not invite him to Company meetings. On April 30, 2026, the Company filed Amendment No. 1 to its Current Report on Form 8-K, purporting to re-terminate Mr. Neugebauer’s employment, on April 30, 2026 (this time for cause), and purporting to automatically remove him from the Board. Mr. Neugebauer rejects the validity of his purported second termination and removal from the Board for cause, and the disclosures in this Proxy Statement assume that all of his restricted stock units vested in connection with the constructive termination of his employment without cause on April 17, 2026.

On September 30, 2025, the Company entered into a Director Nomination Agreement (the “Director Nomination Agreement”) with TMNN Manager LLC (“TMNN”), for which Mr. Neugebauer is a managing member, Caddis Holdings LLC and MN Trust (each, an “Investor”), effective upon the closing of the IPO. Pursuant to the Director Nomination Agreement, the Company agreed to provide the Investors with certain rights to designate individuals for nomination to the Board and to take all necessary corporate actions to enable each Investor to designate and effect the election or appointment of its director nominee, including by increasing the size of the Board or filling vacancies, subject to applicable law. In the event that any director nominee designated pursuant to the Nomination Agreement ceases to serve as a director of the Company, the applicable Investor retains the right to designate a replacement director nominee, subject to the terms of the Director Nomination Agreement. Each Investor’s designation rights are subject to customary limitations and will terminate if such Investor’s beneficial ownership falls to 50% or less of its aggregate holdings immediately following the completion of the IPO, subject to assignment of such rights. Each Investor has further agreed to vote its shares of Common Stock for the directors designated pursuant to the Director Nomination Agreement and to not vote any of its shares of Common Stock in favor of the removal of any director designated pursuant to the Director Nomination Agreement without the prior written consent of the other Investors.

On January 12, 2026, the Company entered into a Non-Exclusive Aircraft “Dry” Lease Agreement (the “Dry Lease Agreement”) with TMNN. Pursuant to the Dry Lease Agreement, TMNN leases to the Company, without crewmembers and throughout the term of the Dry Lease Agreement for discrete periods of use, a specified aircraft. The initial term of the Dry Lease Agreement runs through December 31, 2026, automatically renews for successive one-year terms, and may be terminated by either party on 30 days’ prior written notice. The Dry Lease Agreement also terminates automatically if TMNN sells the aircraft or if the aircraft is destroyed. Under the Dry Lease Agreement, the Company has operational control of the aircraft during each discrete lease period.

Pursuant to the Dry Lease Agreement, the Company is required to pay TMNN a monthly rental fee of $60,000, prorated for the first month, plus hourly flight rental based on a tiered payment schedule of between $2,000 and $5,000. The Company must also pay all direct operating costs and expenses and all fixed costs. As of May 1, 2026, the Company has paid or accrued approximately $758,997.82 under the Dry Lease Agreement for January and February 2026 flight activity. Flight activity for the period from March 1, 2026 through April 17, 2026 is in the process of being invoiced.

On January 12, 2026, the Company entered into an Aircraft Time Sharing Agreement (the “Time Sharing Agreement”) with Mr. Neugebauer and Melissa A. Neugebauer (together, the “Passenger”). Pursuant to the Time Sharing Agreement, the Company agreed to provide a specified aircraft (the same specified aircraft as is the subject of the Dry Lease Agreement), available from time to time on an as-needed and as-available, non-exclusive time-sharing basis to the Passenger. The initial term of the Time Sharing Agreement runs through December 31, 2026, automatically renews for successive one-year terms, and may be terminated by either party on 30 days’ prior written notice. The Time Sharing Agreement also terminates automatically if the registered owner of the aircraft sells the aircraft, if the Company no longer has a lease with said owner with respect to the aircraft, or if the aircraft is destroyed. The Company retains operational control of the aircraft for all flights under the Time Sharing Agreement, provides a qualified flight crew, and is responsible for aircraft maintenance and inspections.

Under the Time Sharing Agreement, the Passenger is required to pay the Company for expenses of operating the flight, in accordance with the Federal Aviation Regulations, including specified flight-related expenses and an additional charge equal to 100% of fuel, oil, lubricant and additive expenses. Charges for any given flight are capped at the lesser of $3,000 per flight hour and the maximum permitted time-sharing amount specified in the Time Sharing Agreement. The Passenger is responsible for applicable taxes, including any federal excise tax imposed as a result of the Passenger’s use of the aircraft. As of May 1, 2026, the Company has been paid approximately $9,600 for activities in January and February 2026 under the Time Sharing Agreement. Payments for the period from March 1, 2026 through April 17, 2026 are under review.

On May 1, 2026, Mr. Neugebauer filed a petition in Texas Business Court seeking an emergency temporary restraining order and temporary injunction against the Company and three of its Board members regarding the Company’s purported removal of Mr. Neugebauer from the Board based on the Company’s purported termination of Mr. Neugebauer’s employment, and refusal to provide Mr. Neugebauer access to requested books and records. On May 4, 2026, pursuant to an agreement between the parties, Mr. Neugebauer withdrew his request for a temporary restraining order and temporary injunction as to certain issues, and designated Larry Kellerman, as Vicksburg’s director nominee under the Director Nomination Agreement, to the Board. Mr. Neugebauer decided to designate Mr. Kellerman to the Board to ensure the Company has a director with critical knowledge and experience during this crucial time period. Mr. Neugebauer expressly reserved all rights with respect to all other issues raised in his initial petition and claims and defenses related to or arising from his employment, the termination thereof, or the Neugebauer Employment Agreement.

Except as otherwise set forth in this Solicitation Statement (including the Schedules hereto), (i) during the past 10 years, no Participant has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (ii) no Participant directly or indirectly beneficially owns any securities of the Company; (iii) no Participant owns any securities of the Company which are owned of record but not beneficially; (iv) no Participant has purchased or sold any securities of the Company during the past two years; (v) no part of the purchase price or market value of the securities of the Company owned by any Participant is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities; (vi) no Participant is, or within the past year was, a party to any contracts, arrangements or understandings with any person with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; (vii) no associate of any Participant owns beneficially, directly or indirectly, any securities of the Company; (viii) no Participant owns beneficially, directly or indirectly, any securities of any parent or subsidiary of the Company; (ix) no Participant or any of his, her or its associates or immediate family members was a party to any transaction, or series of similar transactions, since the beginning of the Company’s last fiscal year, or is a party to any currently proposed transaction, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $120,000; (x) no Participant or any of his, her or its associates has any arrangement or understanding with any person with respect to any future employment by the Company or its affiliates, or with respect to any future transactions to which the Company or any of its affiliates will or may be a party; (xi) no Participant has a substantial interest, direct or indirect, by securities holdings or otherwise in any matter to be acted on at the Shareholder-Called Special Meeting; (xii) no Participant holds any positions or offices with the Company; (xiii) no Participant has a family relationship with any director, executive officer, or person nominated or chosen by the Company to become a director or executive officer; (xiv) no companies or organizations, with which any of the Participants has been employed in the past five years, is a parent, subsidiary or other affiliate of the Company; (xv) there are no material proceedings to which any Participant or any of his, her or its associates is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries; and (xvi) with respect to each of the Participants, none of the events enumerated in Item 401(f)(1)-(8) of Regulation S-K of the Exchange Act occurred during the past 10 years.

CERTAIN INFORMATION REGARDING FERMI

Based on information publicly disclosed by Fermi, its principal executive office is located at 620 S. Taylor St., Suite 301, Amarillo, TX 79101.

Fermi is subject to the periodic reporting requirements of the Exchange Act and is required to file reports, proxy statements and other information with the SEC. These reports, proxy statements and other information are available free of charge on the SEC’s website at www.sec.gov.

The information concerning Fermi contained in this Solicitation Statement and the Schedules attached hereto has been taken from, or is based upon, publicly available documents on file with the SEC and other publicly available information. Although we have no knowledge that would indicate that statements relating to Fermi contained in this Solicitation Statement, in reliance upon publicly available information, are inaccurate or incomplete, to date we have not had access to Fermi's books and records, were not involved in the preparation of such information and statements and are not in a position to verify such information and statements.

FORWARD-LOOKING STATEMENTS

This Solicitation Statement may include forward-looking statements that reflect the Fermi Founder Parties’ current views with respect to future events. Statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “anticipate,” “will,” “may,” “would” or similar words are often used to identify forward-looking statements. All forward-looking statements address matters that involve risks and uncertainties, many of which are beyond our control. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in such statements and, therefore, you should not place undue reliance on any such statements. Any forward-looking statements made in this Solicitation Statement are qualified in their entirety by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by the Fermi Founder Parties will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, the Company or its business, operations or financial condition. Except to the extent required by applicable law, the Fermi Founder Parties undertake no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.

This Solicitation Statement is dated [●], 2026. You should not assume that the information contained in this Solicitation Statement is accurate as of any date other than such date, and the mailing of this Solicitation Statement to shareholders shall not create any implication to the contrary.

SCHEDULE I

Form of Board Size Amendment Proposal

To amend and restate Section 3.2 of the Bylaws to permit shareholders to determine the number of directors, in the form set forth below:

3.2 Number and Tenure

The Board of Directors shall consist of one or more members, each of whom shall be a natural person. Unless the Certificate of Formation fixes the number of directors, the number of directors shall be determined from time to time by either resolution of the Board of Directors or a resolution of the shareholders adopted at an annual or special meeting of shareholders, or action by written consent in lieu thereof. No reduction of the authorized number of directors shall have the effect of removing any director before that director’s term of office expires.

For purposes of these Bylaws, the term “Whole Board” shall mean the total number of authorized directors whether or not there exist any vacancies in previously authorized directorships. As set forth in Article V of the Certificate of Formation, the directors shall initially be divided into three classes (each, a “Class”) as nearly equal in size as is practicable, designated Class I, Class II and Class III, until the annual meeting of shareholders to be held in 2029, at which time, a phase-in of a declassified Board of Directors shall begin as specified in the Certificate of Formation. Except as otherwise provided in the Certificate of Formation, each director shall serve for a term ending on the date of the third annual meeting of shareholders next following the annual meeting at which such director was elected. Commencing with the annual meeting of shareholders to be held in 2029, directors succeeding those whose terms are then expired shall be elected to hold office for a term expiring at the annual meeting of shareholders held in the year following the year of their election. Commencing with the annual meeting of shareholders to be held in 2031, the classification of the Board of Directors shall fully terminate, and all directors shall be of one class and elected at each annual meeting of shareholders.

The directors shall be elected at each annual meeting of the shareholders, except as provided in Section 3.3 of this Article III, and each director elected shall hold office until the expiration of the term for which elected and until such director’s successor is duly elected and qualified, or until such director’s earlier death, resignation or removal. Directors need not be shareholders of the Corporation.

 I-1

SCHEDULE II

Form of Fair Elections Proposal

To amend and restate Section 2.16(f) of the Bylaws to clarify and affirm that shareholders may nominate directors at special meetings of shareholders of the Company called for that purpose, including this Shareholder-Called Special Meeting, in the form set forth below:

(f) Special Meetings of Shareholders. Only such business shall be conducted at a special meeting of shareholders as is a proper matter for shareholder action under Texas law and as shall have been brought before the meeting pursuant to the notice of meeting. Nominations of persons for election to the Board of Directors may be made at a special meeting of shareholders at which directors are to be elected pursuant to the notice of meeting (i) by or at the direction of the Board of Directors (or any authorized committee thereof) or (ii) by any shareholder of the Corporation who (A) is a shareholder of record of the Corporation (and, with respect to any beneficial owner, if different, on whose behalf such nomination or nominations are made, only if such beneficial owner is the beneficial owner of shares of the Corporation) at the time the notice provided for in this Section 2.16 is delivered to the Secretary of the Corporation, upon the record date for the determination of shareholders entitled to vote at the special meeting through the date of such meeting, (B) who is entitled to vote at the meeting and upon such election and (C) who complies with the notice procedures set forth in this Section 2.16. In the event the Corporation calls a special meeting of shareholders for the purpose of electing one or more directors to the Board of Directors, any such shareholder entitled to vote in such election of directors may nominate a person or persons (as the case may be) for election to such position(s) as specified in the Corporation’s notice of meeting, if the shareholder’s notice required by this Section 2.16 shall be delivered to the Secretary of the Corporation at the principal executive offices of the Corporation not later than the Close of Business on the 90th day prior to such special meeting and not earlier than the Close of Business on the later of the 120th day prior to such special meeting or, if the first Public Disclosure of the date of such special meeting is less than 100 days prior to the date of such special meeting, not later than the 10th day following the date of Public Disclosure of the date of the special meeting and of the nominees proposed by the Board of Directors to be elected at such meeting. In no event shall the Public Disclosure of an adjournment or postponement of a special meeting commence a new time period (or extend any notice time period) for the giving of a shareholder’s notice as described above. Notwithstanding anything in these Bylaws to the contrary, (x) this Section 2.12 shall not apply at the special meeting of shareholders at which this Section 2.16(f) is amended to insert this sentence, (y) Vicksburg Investments Management LLC, or a representative thereof, shall be entitled to nominate one or more directors and submit one or more business proposals at such special meeting of shareholders by presenting such nominations or other business proposals from the floor, and (z) neither the Board nor any other representatives of the Corporation shall take any steps to interfere with the presentation and vote on such nominations or proposals at such special meeting of shareholders.

 II-1

SCHEDULE III

TRANSACTIONS IN SECURITIES OF THE COMPANY
DURING THE PAST TWO YEARS

This Schedule III sets forth all transactions with respect to the purchase and sale of securities of the Company effected during the past two years by Vicksburg, Mr. Neugebauer and MN Trust.

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Date of Purchase/Sale

VICKSBURG INVESTMENTS MANAGEMENT LLC

[●]	[●]	[●]

TOBY R. NEUGEBAUER

[●]	[●]	[●]

MELISSA A. NEUGEBAUER 2020 TRUST

[●]	[●]	[●]

 III-1

SCHEDULE IV

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following tables are based on information set forth in the Company’s Amendment No. 1 to its Annual Report for the fiscal year ended December 31, 2025, filed with the SEC on April 30, 2026.

The following table sets forth the beneficial ownership of Common Stock as of April 26, 2026 for the following: (i) each director of the Company, (ii) each executive officer of the Company, and (iii) all executive officers and directors of the Company as a group.

Name and Address of Beneficial Owner	Number of Shares Beneficially Owned	Approximate Percentage of Outstanding Common Stock
Executive Officers, Directors, and Director Nominees
Toby Neugebauer(1)	139,016,035	21.8%
Miles Everson(2)	6,669,791	1.0%
Larry Kellerman(3)	11,700,000	1.8%
Mesut Uzman	-	-
Jacobo Ortiz Blanes(4)	24,575,417	3.9%
Charlie Hamilton(5)	8,975,910	1.4%
Marius Haas(6)	900,000	*
Rick Perry(7)	16,516,350	2.6%
Cordel Robbin-Coker	-	-
Lee McIntire	141,069	*
Jeffrey S. Stein	-	-
Anna Bofa	-	-
All directors, director designees, director nominees, and executive officers as a group (12 persons)	208,494,572	32.7%

*	Less than 1%

(1)	Consists of (i) 94,359,659 shares of common stock held by Melissa A. Neugebauer 2020 Trust, for which Mr. Neugebauer may be deemed to hold shared voting and investment power, and (ii) 44,656,376 shares of common stock held by Vicksburg Investments Management LLC, for which Mr. Neugebauer may be deemed to hold shared voting and investment power. Toby Neugebauer is the investment trustee for the Melissa A. Neugebauer 2020 Trust and a managing member of each of Vicksburg Investments Management LLC. The address of each of the Melissa A. Neugebauer 2020 Trust and Vicksburg Investments Management LLC is 10777 Strait Lane, Dallas, Texas 75229.

(2)	Consists of (i) 5,769,791 shares held by Mr. Everson and (ii) 900,000 shares of common stock held by Lady Bird Advisory LLC. Mr. Everson is a managing member of Lady Bird Advisory LLC. The address of Lady Bird Advisory LLC is 1211 W Riverside Dr, #2602, Austin, Texas 78704.

(3)	Consists of 11,700,000 shares of common stock held by TFC Utilities Energy LLC. Larry Kellerman is a managing member of TFC Utilities Energy LLC. The address of TFC Utilities Energy LLC is 1707 L Street NW, Suite 400, Washington, DC 20036.

(4)	Consists of (i) 1,269,092 shares of common stock held directly by Mr. Ortiz, (ii) 11,250,000 shares of common stock held by Las Brisas Financial Services LLC, (iii) 11,703,082 shares of common stock held by Amarillo Tech Opportunity I, LLC, and (iv) 353,243 shares of common stock held by Amarillo Tech Opportunity II, LLC. Mr. Ortiz is a managing member of Las Brisas Investment Management, LLC, the general partner of Las Brisas Financial Services LLC, and a managing member of Dorado Partners LLC, the general partner of Amarillo Tech Opportunity II, LLC. Mr. Ortiz has shared investment power with respect to the Amarillo Tech Opportunity II shares. The address of each of Las Brisas Investment Management, LLC, Las Brisas Financial Services LLC, Dorado Partners LLC, Amarillo Tech Opportunity I, LLC, and Amarillo Tech Opportunity II, LLC is Metro Office Park, 8 Street 1, Suite 300, Guaynabo, Puerto Rico 00968.

(5)	Consists of (i) 1,325,910 shares of common stock held directly by Mr. Hamilton, (ii) 3,825,000 shares of common stock held by Gracious Endurance Trust, and (iii) 3,825,000 shares of common stock held by Steadfast Endurance Trust. Charlie Hamilton is a trustee of Gracious Endurance Trust and Steadfast Endurance Trust. The address of Gracious Endurance Trust and Steadfast Endurance Trust is 1381 Paseo Don Juan, San Juan, Puerto Rico 00907.

(6)	Consists of 900,000 shares of common stock held by H4C, LLC. Marius Haas is a managing member of H4C, LLC. The address of H4C, LLC is 2001 Frances Dr, Austin, Texas 78746.

(7)	Consists of 16,516,350 shares of common stock held by EPG Holdings LLC. James Richard Perry is the managing member of EPG Holdings LLC. The address of EPG Holdings LLC is 200 Oak Run Lane, Round Top, Texas 78954.

The following table sets forth the beneficial ownership of Common Stock as of April 26, 2026 for each person who is known by the Company to beneficially own more than 5% of the outstanding shares of Common Stock.

Name and Address of Beneficial Owner	Number of Shares Beneficially Owned	Approximate Percentage of Outstanding Common Stock
5% Shareholders
Melissa A. Neugebauer 2020 Trust(1)	94,359,659	14.8%
Robert Randolph Neugebauer(2)	45,241,788	7.1%
Vicksburg Investments Management LLC(3)	44,656,376	7.0%
Caddis Holdings, LP(4)	60,946,450	9.6%
Pencross Energy, LLC(5)	51,875,000	8.1%

(1)	Toby Neugebauer is the investment trustee for the Melissa A. Neugebauer 2020 Trust, and may be deemed to hold voting and investment power with respect to the shares held by Melissa A. Neugebauer 2020 Trust. Mr. Neugebauer disclaims beneficial ownership of the shares held by the Melissa A. Neugebauer 2020 Trust except to the extent of his pecuniary interest therein. The address of Melissa A. Neugebauer 2020 Trust is 10777 Strait Lane, Dallas, Texas 75229.

(2)	Information based on a Schedule 13G filed with the SEC on November 14, 2025. Consists of (i) 22,620,894 shares of common stock held by Neugebauer 1998 Children’s Trust FBO Nathan R. Neugebauer and (ii) 22,620,894 shares of common stock held by Neugebauer 1998 Children’s Trust FBO Noah T. Neugebauer (collectively, the “1998 Children’s Trusts”). Robert Randolph Neugebauer serves as the trustee of the 1998 Children’s Trusts and may be deemed to hold shared voting and investment power with respect to the shares held by the 1998 Children’s Trusts. The address of 1998 Children’s Trusts is 10777 Strait Lane, Dallas, Texas 75229.

(3)	Toby Neugebauer is a managing member of Vicksburg Investments Management LLC. The address of Vicksburg Investments Management LLC is 10777 Strait Lane, Dallas, Texas 75229.

(4)	Information based on a Schedule 13G/A filed with the SEC on April 15, 2026. Griffin Perry is the manager of Caddis Holdings, LLC, which is the general partner of Caddis Holdings, LP, and each of Mr. Perry and Caddis Holdings, LLC may be deemed to hold shared voting and investment power with respect to the shares held by Caddis Holdings, LP. The address for Caddis Holdings, LP and Caddis Holdings, LLC is 1333 Oak Lawn Avenue, Suite 900, Dallas, Texas 75207.

(5)	Information based on a Schedule 13G/A filed with the SEC on February 17, 2026. Steven Meisel is the managing member of Pencross Energy, LLC, and may be deemed to hold shared voting and investment power with respect to the shares held by Pencross Energy, LLC. The address of Pencross Energy, LLC is 5728 Lyndon B. Johnson Freeway, Suite 200, Dallas, Texas 75240.

PRELIMINARY COPY SUBJECT TO COMPLETION
DATED MAY 7, 2026

[FORM OF GREEN AGENT DESIGNATION CARD]

AGENT DESIGNATION
SOLICITED BY
TOBY R. NEUGEBAUER
AND THE OTHER PARTICIPANTS IN HIS SOLICITATION

Toby R. Neugebauer and his affiliated entities, Vicksburg Investments Management LLC and Melissa A. Neugebauer 2020 Trust (collectively with Mr. Neugebauer, the “Fermi Founder Parties”), and the other participants in the solicitation (together with the Fermi Founder Parties, the “Participants”) are soliciting this agent designation for the appointment of the Designated Agent (as defined below) to call a special meeting of the shareholders of Fermi Inc. (the “Company”). The Board of Directors of the Company (the “Board”) is not soliciting this agent designation.

Each of the undersigned hereby constitutes and appoints [●], with full power of substitution and resubstitution, the proxy and agent of the undersigned (said proxy and agent, together with each substitute appointed by them, if any, collectively, the “Designated Agent”) in respect of all shares of common stock of the Company (the “Common Stock”) that are now owned or may be hereafter owned by the undersigned to do any or all of the following, to which each of the undersigned hereby consents:

(1)	Call a special meeting of shareholders of the Company (the “Shareholder-Called Special Meeting”) to be held as soon as practicable for the purpose of considering and voting upon the following proposals (each as more fully described and set forth in the Solicitation Statement dated [●], 2026):

●	To repeal any provision of the Company’s Bylaws (the “Bylaws”) in effect at the time this proposal becomes effective, including any amendments thereto, which were not included in the Bylaws that were in effect and were filed with the Securities and Exchange Commission on October 3, 2025 and were adopted unilaterally by the Board without shareholder approval.

●	To amend and restate Section 3.2 of the Bylaws to permit the Company’s shareholders to determine the number of directors on the Board in the form set forth in Schedule I to the Solicitation Statement (the “Board Size Amendment Proposal”).

●	To amend and restate Section 2.16(f) of the Bylaws to clarify and affirm that shareholders may nominate directors at special meetings of shareholders of the Company called for that purpose, including this Shareholder-Called Special Meeting, in the form set forth in Schedule II to the Solicitation Statement (the “Fair Elections Proposal”).

●	Contingent upon the adoption of the Board Size Amendment Proposal, to fix the number of directors on the Board at seven directors more than the number of directors constituting the Company’s Board at the time this proposal becomes effective (the “Board Increase Proposal”).

●	Contingent upon the adoption of the Board Size Amendment Proposal and the Board Increase Proposal, to elect seven director nominees to serve as directors of the Company: David A. Daglio, Charles M. Elson, Sheila Hooda, John T. Jimenez, Toby R. Neugebauer, Juan A. Pujadas and Janet Yang.

(2)	Exercise any and all other rights of each of the undersigned or to take any actions necessary or advisable on behalf of each of the undersigned incidental to calling the Shareholder-Called Special Meeting and causing the purposes of the authority expressly granted herein to the Designated Agent to be carried into effect (including, without limitation, calling the Shareholder-Called Special Meeting, setting the date, time and location of the Shareholder-Called Special Meeting, and signing and delivering the notice of the Shareholder-Called Special Meeting); provided, however, that nothing contained in this instrument shall be construed to grant the Designated Agent the right, power or authority to vote any shares of Common Stock owned by the undersigned at the Shareholder-Called Special Meeting or at any other meeting of shareholders of the Company.

The undersigned CONSENTS to the calling of the Shareholder-Called Special Meeting and agent designation.	☐
The undersigned DOES NOT CONSENT to the calling of the Shareholder-Called Special Meeting and agent designation.	☐

The undersigned acknowledges the information set forth in the definitive Solicitation Statement filed with the Securities and Exchange Commission on [●], 2026 by the Fermi Founder Parties and the other Participants named therein, which information is incorporated by reference herein. The undersigned further authorizes and designates the Designated Agent to collect and deliver this request to the Company, and to deliver any other information required in connection therewith.

This request supersedes, and the undersigned hereby revokes, any earlier-dated revocation which the undersigned may have submitted to the Fermi Founder Parties, the Company or any designee of either.

Date:	, 2026

Signature

Signature, if jointly held

Title:

Please sign exactly as name appears hereon. When shares are held by joint tenants, both should sign. When signing as an attorney, executor, administrator, trustee or guardian, give full title as such. If a corporation, sign in full corporate name by President or other authorized officer. If a partnership, sign in partnership name by authorized person.

PLEASE SIGN, DATE AND MAIL PROMPTLY IN THE ENCLOSED ENVELOPE.

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